Exhibit 99.2

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2015

Unaudited condensed consolidated balance sheets	F-2

Unaudited condensed consolidated statements of comprehensive income	F-3

Unaudited condensed consolidated statements of shareholders’ equity	F-4

Unaudited condensed consolidated statements of cash flows	F-5

Notes to the unaudited condensed consolidated interim financial statements	F-7

AVG TECHNOLOGIES N.V.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	December 31,	September 30,
	2014	2015
ASSETS
Current assets:
Cash and cash equivalents	$138,907	$144,526
Restricted cash	1,995	17,861
Trade accounts receivable, net	35,408	33,775
Inventories	1,030	942
Deferred income taxes	21,056	21,527
Prepaid expenses	6,946	8,724
Other current assets	5,926	13,011

Total current assets	211,268	240,366
Non-current restricted cash	16,160	9,194
Property and equipment, net	18,000	19,977
Deferred income taxes	26,813	19,019
Intangible assets, net	121,835	111,501
Goodwill	245,369	294,320
Investment	160	660
Other assets	7,484	7,492

Total assets	$647,089	$702,529

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$13,603	$7,544
Accrued compensation and benefits	16,544	15,969
Accrued expenses and other current liabilities	53,098	87,595
Current portion of long-term debt	2,300	2,300
Income taxes payable	2,724	5,770
Deferred tax liabilities	568	325
Deferred revenue	166,815	164,166

Total current liabilities	255,652	283,669
Long-term debt, less current portion	222,625	221,470
Deferred revenue, less current portion	34,028	32,535
Deferred tax liabilities	25,613	27,387
Other non-current liabilities	31,974	14,954

Total liabilities	569,892	580,015

Commitments and contingencies (Note 11)
Redeemable noncontrolling interest	40,040	41,701
Shareholders’ equity
Ordinary shares	727	727
Distributions in excess of capital	(122,560)	(116,826)
Treasury shares	(60,858)	(47,261)
Accumulated other comprehensive loss	(12,814)	(15,188)
Retained earnings	232,662	259,361

Total shareholders’ equity	37,157	80,813

Total liabilities and shareholders’ equity	$647,089	$702,529

The accompanying notes form an integral part of these condensed consolidated financial statements.

AVG TECHNOLOGIES N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars, except for share data and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2015	2014	2015
	(in thousands of U.S. dollars)
Revenue:
Subscription	$68,619	$87,826	$204,134	$257,103
Platform-derived	23,727	20,357	69,767	61,686

Total revenue	92,346	108,183	273,901	318,789

Cost of revenue:
Subscription	(8,388)	(15,882)	(25,433)	(42,752)
Platform-derived	(1,790)	(1,172)	(10,726)	(3,825)

Total cost of revenue	(10,178)	(17,054)	(36,159)	(46,577)

Gross profit	82,168	91,129	237,742	272,212

Operating expenses:
Research and development	(16,173)	(22,073)	(48,443)	(64,839)
Sales and marketing	(22,353)	(30,898)	(67,385)	(93,298)
General and administrative	(20,344)	(22,459)	(53,477)	(64,769)

Total operating expenses	(58,870)	(75,430)	(169,305)	(222,906)

Operating income	23,298	15,699	68,437	49,306
Other expense, net	(1,176)	(4,132)	(1,625)	(11,482)

Income before income taxes and loss from investment in equity affiliate	22,122	11,567	66,812	37,824
Income tax provision	(3,908)	(3,672)	(16,970)	(9,464)

Net income	$18,214	$7,895	$49,842	$28,360

Less: Net income attributable to redeemable noncontrolling interest	—	(39)	—	(24)

Net income attributable to AVG Technologies N.V.	$18,214	$7,856	$49,842	$28,336

Other comprehensive income, net of tax
Currency translation loss, net of tax	(1,629)	(591)	(2,145)	(2,374)

Other comprehensive loss	$(1,629)	$(591)	$(2,145)	$(2,374)

Comprehensive income	$16,585	$7,265	$47,697	$25,962

Less: Comprehensive income attributable to redeemable noncontrolling interest	—	—	—	—

Comprehensive income attributable to AVG Technologies N.V.	$16,585	$7,265	$47,697	$25,962

Earnings per share attributable to AVG Technologies N.V. ordinary shareholders:
Net income	$18,214	$7,856	$49,842	$28,336
Redeemable noncontrolling interest	—	(555)	—	(1,637)

Net income available to ordinary shareholders - basic	$18,214	$7,301	$49,842	$26,699

Net income available to ordinary shareholders - diluted	$18,214	$7,301	$49,842	$26,699
Earnings per share attributable to AVG Technologies N.V. Ordinary shareholders – basic	$0.35	$0.14	$0.95	$0.51
Earnings per share attributable to AVG Technologies N.V. Ordinary shareholders – diluted	$0.35	$0.14	$0.94	$0.51
Weighted-average shares outstanding – basic	51,802,221	52,296,314	52,448,593	51,946,521
Weighted-average shares outstanding – diluted	52,197,056	53,289,900	52,803,987	52,806,581

The accompanying notes form an integral part of these condensed consolidated financial statements.

AVG TECHNOLOGIES N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(in thousands of U.S. dollars)

	Ordinary Shares	Distributions in excess of capital	Treasury shares	Retained earnings	Accumulated other comprehensive loss	Total share- holder’s equity
Balances, December 31, 2014	$727	$(122,560)	$(60,858)	$232,662	$(12,814)	$37,157
Net income attributable to AVG Technologies N.V.	—	—	—	28,336	—	28,336
Other comprehensive loss, net of tax	—	—	—	—	(2,374)	(2,374)

Change in redemption value of redeemable noncontrolling interest	—	—	—	(1,637)	—	(1,637)

Exercise of share options and restricted stock units (including excess tax benefit of $339)	—	(2,449)	13,597	—	—	11,148

Tax withholdings related to net share settlement of vested restricted stock units	—	(2,742)	—	—	—	(2,742)
Share-based compensation	—	10,925	—	—	—	10,925

Balances, September 30, 2015	$727	$(116,826)	$(47,261)	$259,361	$(15,188)	$80,813

There were 54,763,151 ordinary shares issued as of September 30, 2015.

The 3,121,646 ordinary shares held in treasury at December 31, 2014 were reduced by 698,203 ordinary shares used to satisfy the exercise of share options, resulting in 2,423,443 ordinary shares held in treasury at September 30, 2015.

The accompanying notes form an integral part of these condensed consolidated financial statements.

AVG TECHNOLOGIES N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2014	2015	2014	2015
OPERATING ACTIVITIES:
Net income	$18,214	$7,895	$49,842	$28,360
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	6,861	11,311	22,587	35,972
Share-based compensation	3,746	4,097	9,681	10,925
Deferred income taxes	4,563	4,486	11,572	5,476
Change in the fair value of contingent consideration liabilities	82	793	265	2,218
Amortization of financing costs and loan discount	65	467	191	1,337
Loss (gain) on sale of property and equipment	13	126	(26)	41
Net change in assets and liabilities, excluding effects of acquisitions and deferred revenue	(6,289)	5,275	(10,953)	(11,264)
Net change in deferred revenue	(8,654)	(2,680)	(9,553)	(3,600)

Net cash provided by operating activities	18,601	31,770	73,606	69,465

INVESTING ACTIVITIES:
Purchase of property and equipment and intangible assets	(2,164)	(4,363)	(8,076)	(10,306)
Proceeds from sale of property and equipment	30	29	248	204

Cash payments for acquisitions, net of cash acquired and restricted amounts held in escrow	—	—	—	(31,512)
Purchase of investment in equity securities	—	(500)	—	(500)
Decrease (increase) in restricted cash	1,030	83	1,205	(9,255)

Net cash used in investing activities	(1,104)	(4,751)	(6,623)	(51,369)

FINANCING ACTIVITIES:
Payment of contingent consideration	—	—	—	(21,174)
Payment of capitalized lease obligation	—	(135)	—	(403)
Debt issuance costs	—	(92)	—	(388)
Repayments of principal on current credit agreement	—	(575)	(30,000)	(1,725)
Proceeds from exercise of share options	39	1,528	1,896	10,809
Excess tax benefit	—	110	—	339
Repurchases of share rights and options from employees	—	—	(1,460)	—
Repurchase of own shares	(18,912)	—	(35,334)	—

Net cash used in financing activities	(18,873)	836	(64,898)	(12,542)
Effect of exchange rate fluctuations on cash and cash equivalents	268	(517)	(445)	65

Change in cash and cash equivalents	(1,108)	27,338	1,640	5,619
Beginning cash and cash equivalents	45,097	117,188	42,349	138,907
Ending cash and cash equivalents	$43,989	$144,526	$43,989	$144,526

	Three months ended September 30,		Nine months ended September 30,
	2014	2015	2014	2015
Supplemental cash flow disclosures:
Income taxes (paid)/received	$(2,712)	$575	$(8,057)	$(5,793)
Interest paid	$(144)	$(3,423)	$(525)	$(12,866)
Supplemental non-cash flow disclosures:
Deferred purchase consideration paid from escrow	$—	$—	$—	$(355)
Non-cash purchase of property and equipment	$—	$3,223	$—	$3,223

The accompanying notes form an integral part of these condensed consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars – except for share data and per share data, unless otherwise stated)

Note 1. Organization and basis of presentation and business

Organization and basis of presentation

AVG Technologies N.V. (“the Company”) is a limited liability company (“Naamloze Vennootschap”) incorporated under Dutch law by deed of incorporation dated March 3, 2011, then under the name AVG Holding Coöperatief U.A. The Company began trading on February 2, 2012 on the New York Stock Exchange under the ticker symbol AVG.

The accompanying unaudited condensed consolidated financial statements include the financial results and position of the Company and of its subsidiaries (collectively “AVG”).

These unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and the applicable rules and regulations of the SEC for financial information. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations.

The December 31, 2014 condensed consolidated balance sheet included herein was derived from the Company’s audited financial statements as of that date, but does not include all disclosures including notes required by U.S. GAAP for complete financial statements. However, AVG believes that the disclosures are adequate to make the information presented not misleading. These condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for each of the three years in the period ended December 31, 2014.

The unaudited condensed consolidated financial statements have been prepared on the same basis as the Company’s audited consolidated financial statements and, in the opinion of management, reflect all adjustments considered necessary for a fair statement of the Company’s financial position as of September 30, 2015, the results of its operations and cash flows for the three and nine months ended September 30, 2014 and 2015 and shareholders’ equity for the nine months ended September 30, 2015. All adjustments are of a normal recurring nature. The results for the nine months ended September 30, 2015 are not necessarily indicative of the results that may be expected for future periods.

Business

AVG is primarily engaged in the development and sale of online service solutions and Internet security software branded under the AVG name.

As of September 30, 2015, the Company had the same direct and indirect subsidiaries as described in the Company’s audited consolidated financial statements for the financial year ended December 31, 2014, except for AVG Technologies Israel Ltd., which merged with AVG Mobile Technologies Ltd., with AVG Mobile Technologies Ltd. being the surviving entity, on January 1, 2015, for AVG Technologies HK, Limited, which was deregistered and dissolved on February 18, 2015, the sale of the subsidiary Location Labs Pvt. Ltd., India, the acquisition of Privax Ltd. on May 6, 2015 and the dissolution of TuneUp Corporation, following the completion of integrating its business with the Company in August 2015.

Note 2. Summary of significant accounting policies

There have been no changes in AVG’s significant accounting policies during the nine months ended September 30, 2015 as compared with the significant accounting policies described in the Company’s audited consolidated financial statements for the financial year ended December 31, 2014.

Subsequent to the filing of our Annual Report on Form 20-F for the year ended December 31, 2014 filed with the Securities and Exchange Commission (the “SEC”) on April 10, 2015, it was determined that the total purchase price for the purchase of the business of Location Labs should have been $181,924, or $4,209 higher than initially concluded. While preparing the first installment payment of the contingent consideration for the acquisition, the Company noted that the cash settlement of the awards cancelled in connection with the acquisition was to be settled by an additional payment. This resulted in an increase in the total purchase price, deferred purchase consideration and, consequently, goodwill. There is no impact to our net financial position, results of operations or cash flows for the year ended December 31, 2014. The Company has determined that the consolidated financial statements for the year ended December 31, 2014 are not materially misstated and could continue to be relied upon.

The nine month period ended September 30, 2015 includes an out of period correction of $2,542 increasing revenue and decreasing deferred revenue related to prior years. Management believes this out of period correction is not material to the current period financial statements or any previously issued financial statements and is not expected to be material to the annual consolidated financial statements for the year ending December 31, 2015.

Recent accounting standards or updates not yet effective

Revenue recognition

In May 2014, the FASB issued ASU No. 2014-09, Revenue from contract with customers. The main objective in developing this update is to provide guidance and conformity with respect to the fact that previous revenue recognition requirements in U.S. generally accepted accounting principles (GAAP) differ from those in International Financial Reporting Standards (IFRS), and both sets of requirements were in need of improvement. Previous revenue recognition guidance in U.S. GAAP comprised broad revenue recognition concepts together with numerous revenue requirements for particular industries or transactions, which sometimes resulted in different accounting for economically similar transactions. Accordingly, the FASB and the International Accounting Standards Board (IASB) initiated a joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and IFRS. The core principle of the new standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued Accounting Standards Update 2015-14 Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which deferred the effective date established in ASU 2014-09. The amendments in ASU 2014-09 are now effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. The two permitted transition methods under the new standard are the full retrospective method, in which case the standard would be applied to each prior reporting period presented, or the modified retrospective method, in which case the cumulative effect of applying the standard would be recognized at the date of initial application. The Company has not yet selected a transition method. The Company is currently evaluating the appropriate transition method and the impact of adoption on the consolidated financial statements and related disclosures.

Debt issuance costs

In April 2015, the FASB issued ASC No. 2015-03: Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. In August 2015, the FASB issued further guidance in ASC No. 2015-15 Interest – Imputation of Interest (Subtopic 835-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Lone-of-Credit Arrangements. To simplify presentation of debt issuance costs, the new standard requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying value of the debt. The recognition and measurement guidance for debt issuance costs are not affected by this update. Early adoption is permitted. The adoption of this standard is expected to equally decrease noncurrent assets and noncurrent liabilities. It is expected not to have an impact on the Company’s net financial position, results of operations or cash flows.

Business combinations – Measurement period adjustments

In September 2015, the FASB issued ASU 2015-16, Simplifying the Accounting for Measurement-Period Adjustments, which eliminates the requirement to restate prior period financial statements for measurement period adjustments in a business combination. The cumulative effect of a measurement period adjustment as a result of a change in the provisional amounts, calculated as if the accounting had been completed as of the acquisition date, is required to be recorded in the reporting period in which the adjustment amount is determined, rather than retrospectively. Further, ASU 2015-16 requires that the acquirer present separately on the face of the income statement, or disclose in the notes, the portion of the amount recorded in the current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. ASU 2015-16 is effective for interim and annual reporting periods beginning after December 15, 2015 and should be applied prospectively to adjustments to provisional amounts that occur after the effective date. Early adoption is permitted for financial statements that have not yet been made available for issuance. We have not determined the impact the adoption of ASU 2015-16 on January 1, 2016 will have on our consolidated financial statements.

Note 3. Segment information

The Company has two segments, Consumer and SMB, which reflects how the Company’s operations are managed, how operating performance within the Company is evaluated by the Management Board and other senior management and the structure of its internal financial reporting.

The following table presents summarized information by segment and a reconciliation from consolidated segment operating income to consolidated operating income:

	Three months ended September 30,		Nine months ended September 30,
	2014	2015	2014	2015
	(in thousands of U.S. dollars)		(in thousands of U.S. dollars)
Revenue
Consumer	$77,676	$91,555	$230,795	$269,691
SMB	14,670	16,628	43,106	49,098

Total Revenue	92,346	108,183	273,901	318,789

Segment operating income
Consumer	$43,333	$43,636	$119,111	$134,360
SMB	1,184	(1,145)	5,599	(7,517)

Total segment operating income	44,517	42,491	124,710	126,843

Reconciliation to consolidated operating income
Global operating costs	$(9,696)	$(12,956)	$(26,895)	$(34,461)
Share-based compensation	(3,746)	(4,097)	(9,681)	(10,925)
Acquisition amortization	(3,335)	(7,538)	(11,941)	(21,407)
Other adjustments	(4,442)	(2,201)	(7,756)	(10,744)

Consolidated operating income	23,298	15,699	68,437	49,306

The global operating costs include general and administrative and other corporate expenses that are managed on a global basis and that are not directly attributable to any segment. The other adjustments primarily include charges associated with litigation settlements, acquisition related charges, accelerated amortization and charges associated with the rationalization of the Company’s global operations.

The Company’s chief operating decision maker is not provided with nor reviews assets and capital expenditures on a segment basis for purposes of allocating resources or assessing performance, and accordingly such information is not provided.

Note 4. Acquisitions

Purchase of the business of Privax Ltd.

On May 6, 2015, the Company completed the acquisition of all of the outstanding stock of Privax Ltd. (“Privax”), a leading global provider of desktop and mobile privacy services for consumers. The acquisition of Privax adds to the existing portfolio of security software and services available to AVG’s customer base. Supplemental pro forma information for Privax was not material to AVG’s financial results and was therefore not included. AVG incurred acquisition-related transaction costs of $1,700 that were recorded in general and administrative expenses for the nine months ended September 30, 2015.

The following table summarizes the fair values of the net assets acquired as of the acquisition date. The purchase price allocations for these net assets are based on preliminary valuations and are subject to change as the Company obtains additional information during the acquisition measurement period:

Net assets, excluding intangible assets	$3,011
Intangible assets	16,795
Goodwill(1)	46,035
Deferred taxes	(3,895)

Total purchase consideration	$61,946

(1)	The goodwill resulted primarily from the Company’s expectation of synergies from the integration of Privax products with the Company’s existing solutions and is allocated to the Company’s Consumer segment. The balance of goodwill is not expected to be deductible for tax purposes.

The following table reflects the estimated fair values and useful lives of the acquired intangible assets identified based on our purchase accounting assessments:

	Estimated fair values	Useful lives (years)
Trademarks	$4,049	9
Developed technology	4,464	3
Customer relationships	8,282	4

Total intangible assets(2)	$16,795

The acquisition date fair value of the consideration transferred consisted of the following:

Components of consideration:
Cash consideration	$35,874
Deferred consideration(3)	8,454
Contingent consideration(4)	17,618

Total purchase consideration	$61,946

(2)	Amortization for developed technology is recognized in cost of revenue. Amortization for trademarks and customer relationships is recognized in sales and marketing.
(3)	Consists of $9 million cash held in escrow, reported on the face of the consolidated condensed balance sheets in long-term restricted cash, and other adjustments, which amount is subject to a final working capital true-up.
(4)	Reflects the acquisition date fair value of the following additional cash consideration to be measured and expected to be paid in the third quarter of 2016 upon the achievement of the following:

a.	Payout of $10 million upon achievement of certain product and integration milestones; and
b.	Payout of $10 million upon achievement of certain performance-based targets relating to future product sales.

Payouts for a. and b. respectively, are exclusive of one another and are currently expected to be fully achieved.

Note 5. Intangible assets and goodwill

Amortization expense for intangible assets was $8,698 and $28,435 in the three and nine months ended September 30, 2015, respectively, and was $6,521 and $16,173 in the three and nine months ended September 30, 2014, respectively.

As of September 30, 2015, estimated amortization expense for intangible assets for each of the next five years and thereafter is as follows:

(in thousands of U.S. dollars)
2015	$8,470
2016	30,757
2017	23,893
2018	15,479
2019	11,708
Thereafter	19,886

Total	110,193

The table above excludes amortization of intangible assets under development of $1,018 as per September 30, 2015.

At December 31, 2014 and September 30, 2015, there was $303 of indefinite-lived trade names and other intangible assets recorded.

The following table presents the changes in the carrying amount of goodwill for the nine months ended September 30, 2015:

	Consumer	SMB	Total
	(in thousands of U.S. dollars)
Net balance as of December 31, 2014	$216,903	$28,466	$245,369
Acquired through acquisitions(1)	50,263	570	50,833
Effects of foreign currency rate changes	(333)	(1,549)	(1,882)

Net balance as of September 30, 2015(2)	$266,833	$27,487	$294,320

(1)	The Consumer segment includes goodwill associated with the acquisition of Privax. The remaining activity reflects adjustments for the effect on goodwill of changes to net assets acquired or purchase consideration during the measurement period, which were not significant to our previously reported financial information.
(2)	There were no accumulated goodwill impairment losses as of September 30, 2015.

Note 6. Investments

On September 17, 2015, the Company acquired a 2.4% interest in Kernel Labs LLC for cash consideration of $500. The Company has accounted for this investment under the cost method. There are no identified events or changes in circumstances that may have a significant adverse effect on fair value of the investment as of September 30, 2015.

Note 7. Related party transactions

For the three and nine months ended September 30, 2015, the Company had no related party transactions.

Note 8. Debt

Credit Agreement dated October 15, 2014

On October 15, 2014, the Company entered into senior secured credit facilities in the amount of up to $250 million with Morgan Stanley Senior Funding, Inc. and HSBC Securities (USA) Inc. as joint lead arrangers and joint lead book runners, HSBC Bank USA, N.A. as Administrative Agent and HSBC Bank Plc as issuing bank (the “Credit Facility”). The facilities consist of a term loan (the “Term Loan”) of up to $200 million and a revolving credit facility (“RCF”) of up to $50 million whose terms are 6 years and 5 years, respectively. In December 2014 the Term Loan was increased to $230 million.

As of September 30, 2015, the Company was in compliance with the financial covenant of the Credit Facility and the RCF was left undrawn.

The Credit Facility is collateralized by certain tangible, intangible, and current assets of the Company with covenants obliging the Company to also pledge new assets over a certain threshold. The collateral granted by the borrower and certain of its subsidiaries includes, without limitation, present and future pledges, mortgages, first priority floating and fixed charges and security interests with respect to, but not limited to, equity rights, shares and related rights (ownership interests), fixed assets, intellectual property rights (trademarks, copyrights and patents), intercompany and trade receivables, bank accounts, insurance claims and commercial claims. Certain assets presented on the consolidated balance sheets have been pledged as collateral as of September 30, 2015, including property and equipment with a carrying value of $12,162 , intangible assets with a carrying value of $27,387, trade accounts receivable of $29,371, inventories with a carrying value of $932, as well as cash and cash equivalents amounting to $132,623.

As of September 30, 2015, the mandatory principal payments under the credit facility are as follows:

(in thousands of U.S. dollars)
2015	$575
2016	2,300
2017	2,300
2018	2,300
2019	2,300
2020	218,500

Total	$228,275

Note 9. Fair value measurements

The Company measures and reports its derivative instruments and contingent purchase consideration liabilities at fair value. Fair value is defined as an exit price that would be received for the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy defines a three-level valuation hierarchy for disclosure of fair value measurements as follows:

• Level 1:	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

• Level 2:	Observable inputs that reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

• Level 3:	Unobservable inputs reflecting the Company’s own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

Assets and liabilities measured and recorded at fair value on a recurring basis

The following table summarizes the Company’s assets and liabilities that are measured at fair value on a recurring basis, by level, within the fair value hierarchy:

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Assets
Foreign currency contracts(1)	$—	$697	$—	$697

Total assets measured at fair value	—	697	—	697

Liabilities:
Foreign currency contracts(1)	$—	$42	$—	$42
Contingent purchase consideration liabilities(2)	—	—	34,320	34,320

Total liabilities measured at fair value	—	42	34,320	34,362

	September 30, 2015
	Level 1	Level 2	Level 3	Total
Assets
Time deposits(3)	$—	$40,000	$—	$40,000
Foreign currency contracts(1)	—	652	—	652

Total assets measured at fair value	—	40,652	—	40,652

Liabilities:
Foreign currency contracts(1)	$—	$186	$—	$186
Contingent purchase consideration liabilities(2)	—	—	32,711	32,711

Total liabilities measured at fair value	$—	$186	$32,711	$32,897

(1)	Contract fair values are determined based on quoted prices for similar assets in active markets using inputs such as currency rates and forward points.
(2)	The fair values of the contingent purchase consideration liabilities were determined for each arrangement individually. The fair value is determined using the income approach with significant inputs that are not observable in the market. Key assumptions include discount rates consistent with the level of risk of achievement and probability adjusted financial projections. The expected outcomes are recorded at net present value, which requires adjustment over the life of the instruments for changes in risks and probabilities.
(3)	Time deposits are classified as part of cash and cash equivalents on the condensed consolidated balance sheets.

The following table sets forth a summary of changes in the fair value of the Company’s Level 3 financial liabilities:

	Three months ended September 30,		Nine months ended September 30,
	2014	2015	2014	2015
Fair value - beginning of period	$2,167	$32,074	$1,984	$34,320
Additions due to acquisitions	—	—	—	17,618
Change in FV of Level 3 liabilities(4)	82	749	265	2,059
Effects of foreign currency exchange	1	(112)	1	(112)
Payment of contingent consideration	—	—	—	(21,174)

Fair value - end of period	$2,250	$32,711	$2,250	$32,711

(4)	The change in fair value of the contingent purchase consideration liabilities, which was included in general and administrative expenses, is due to the passage of time used to develop the estimate.

Assets and liabilities measured and recorded at fair value on a non-recurring basis

There were no assets and liabilities measured and recorded at fair value on a non-recurring basis as of December 31, 2014 and September 30, 2015.

Assets and liabilities for which fair value is only disclosed

The carrying amounts of cash and cash equivalents, trade accounts receivable and accounts payable reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts.

The fair value of long-term debt as of September 30, 2015 was $228,275 as compared to its carrying amount of $223,770. The valuation of long-term debt considers specific contractual terms, present value concepts and other internal assumptions related to (i) contract maturities; (ii) the uniqueness of the contract terms; and (iii) AVG’s creditworthiness or that of AVG’s counterparties (adjusted for collateral related to the asset positions). Based on own calculations, AVG expects that the value will react in a generally proportionate manner to changes in the benchmark interest rate. Accordingly, the long-term debt is fair valued at par and is classified as Level 3.

The fair value of long-term debt as of December 31, 2014 was $230,000 as compared to its carrying amount of $224,925. The valuation of long-term debt considers specific contractual terms, present value concepts and other internal assumptions related to (i) contract maturities; (ii) the uniqueness of the contract terms; and (iii) the Company’s creditworthiness or that of the Company’s counterparties (adjusted for collateral related to the asset positions). Based on the Company’s calculations, the Company expects that the value will react in a generally proportionate manner to changes in the benchmark interest rate. Accordingly, the long-term debt was fair valued at par and was classified as Level 3.

Note 10. Restructuring

Restructuring charges during the nine months ended September 30, 2015 consist of costs associated with the 2012/13 restructuring and the 2013/14 restructuring, as well as with the sale of the Company’s subsidiary, Location Labs Pvt. Ltd., India which represented a research development facility. These costs include employee severance pay and related costs, facility restructuring costs, contract termination and other non-cash charges associated with the exit of facilities.

Restructuring charges for the three and nine months ended September 30, 2014 and 2015, comprised the following:

	September 30, 2014
	Three months ended	Nine months ended
Employee severance pay and related costs	$(12)	$680
Non-cancelable lease, contract termination, and other charges	171	172
Other non-cash charges	—	1,181

Total restructuring charges	$159	$2,033

	September 30, 2015
	Three months ended	Nine months ended
Employee severance pay and related costs	$1,096	$1,353
Non-cancelable lease, contract termination, and other charges	87	186
Other non-cash charges	—	285

Total restructuring charges	$1,183	$1,824

Restructuring related costs and change in estimates in the three and nine months ended September 30, 2015 totaled $1,183 and $1,824 respectively. Of these restructuring costs incurred in the three and nine months ended September 30, 2015, $407 and $664 respectively, was included in research and development, $125 and $509 respectively in general and administrative, and $651 and $651 respectively in sales and marketing. The cumulative costs incurred to date, including non-cash charges, were $10,277.

The table above includes restructuring costs associated with the closure and sale of the Location Labs India offices which totaled $150 in Employee severance pay and related costs and $285 in Other non-cash charges for the nine months ended September 30, 2015.

During the financial year 2012, the Company initiated the rationalization of the Company’s global operations, involving a wind down of its subsidiaries in Germany, China and Hong Kong, and their business activities were absorbed by other AVG entities. AVG completed the rationalization of operations during the second quarter of financial year 2013, including vacating and ceasing use of facilities identified under its rationalization plan. The remaining lease obligations will be settled over the remaining lease terms which expire in fiscal year 2022.

The following table summarizes the changes in the rationalization of operations related liabilities:

	Severance and other benefits	Closure and other contractual liabilities
Balance at January 1, 2015	$508	$1,025
Costs incurred and charged to expense	1,353	186
Costs paid or otherwise settled	(1,058)	(168)
Effects of foreign currency exchange	(20)	(79)

Balance at September 30, 2015	$783	$964

Cumulative costs incurred to date, including non-cash charges	$3,058	$7,219

Note 11. Commitments and contingencies

Lease commitments

AVG leases its facilities and certain equipment under operating leases that expire at various dates through 2022. Some of the leases contain renewal options, escalation clauses, rent concessions, and leasehold improvement incentives. Rent expense is recognized on a straight-line basis over the lease term, adjusted for sublease income if applicable. Rent expense was $2,532 and $7,476 in the three and nine months ended September 30, 2015, respectively, and $1,888 and $5,287 in the three and nine months ended September 30, 2014, respectively.

The following is a schedule by year of minimum future rentals on non-cancelable operating leases as of September 30, 2015:

	Lease	Sublease income	Net lease
Remainder of financial year 2015	$2,111	$(109)	$2,002
2016	7,512	(436)	7,076
2017	5,142	(332)	4,810
2018	4,363	(185)	4,178
2019	4,246	(185)	4,061
Thereafter	6,744	(370)	6,374

Total minimum future lease payments	$30,118	$(1,617)	$28,501

Purchase obligations

The Company has purchase obligations that are associated with agreements for purchases of goods or services. Management believes that cancellation of these contracts is unlikely and thus the Company expects to make future cash payments according to the contract terms.

The following is a schedule by year of purchase obligations as of September 30, 2015:

Remainder of financial year 2015	$2,141
2016	4,954
2017	1,644
2018	361
2019	156
Thereafter	65

Total minimum future purchase obligations	$9,321

Other commitments

In connection with the Company’s business combinations, the Company agreed to pay certain additional amounts contingent upon the achievement of certain revenue targets and other milestones or upon the continued employment with the Company of certain employees of the acquired entities. The Company recognized such compensation expense of $10 and $761 during the three months ended September 30, 2014 and 2015, respectively and recorded such expense of $2,107 and $3,064 during the nine months ended September 30, 2014 and 2015, respectively. As of September 30, 2015, the Company estimated that future compensation expense of up to $1,767 may be recognized as expense pursuant to these business combination agreements. The other contingent purchase consideration as of September 30, 2015 was $32,711 and is expected to be paid within the next ten months. Other contingent purchase consideration as of December 31, 2014 was $34,320.

Litigation contingencies

The Company is involved in legal proceedings, disputes and claims in the ordinary course of business. While the outcome of these matters is currently not determinable, the final resolution of these lawsuits, disputes and claims individually, or in the aggregate, is not expected to have a material adverse effect on AVG’s financial condition or results of operations.

Note 12. Product, services, geographic and major customer information

Revenues are attributed to countries based on the location of the Company’s channel partners as well as end-users of the Company.

The following table represents revenue attributed to our products and services:

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2015	2014	2015
Revenue:
Licenses(1)	$65,405	$67,065	$195,206	$203,413
SaaS	3,214	20,761	8,928	53,690
Search	22,799	19,058	67,347	58,326
Other	928	1,299	2,420	3,360

Total	$92,346	$108,183	$273,901	$318,789

(1)	Licenses include product license charges and ongoing subscription and support.

The following table represents revenue attributed to countries based on the location of the end-users:

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2015	2014	2015
Revenue:
Netherlands	$2,111	$3,148	$6,466	$7,014
United States	46,514	59,177	134,995	173,144
United Kingdom	13,882	14,497	39,354	44,170
Other countries(1)	29,839	31,361	93,086	94,461

Total	$92,346	$108,183	$273,901	$318,789

(1)	No individual country represented more than 10% of the respective totals.

The table below lists the Company’s property and equipment, net, by country.

	December 31,	September 30,
	2014	2015
	(in thousands of U.S. dollars)
Long-lived assets:
Netherlands	$332	$319
Czech Republic	9,431	6,962
United States	6,462	8,482
Canada	442	2,393
Other countries(1)	1,333	1,821

Total	$18,000	$19,977

(1)	No individual country represented more than 10% of the respective totals.

Major customers

Revenues in the three and nine months ended September 30, 2014 and 2015 included revenues derived from significant business partners, and are as follows (in percentages of total revenue):

	Three months ended September 30,		Nine months ended September 30,
	2014	2015	2014	2015
Yahoo!	16%	15%	14%	15%
Google	8%	3%	11%	3%

Accounts receivable balances with significant business partners are as follows (in percentage of total accounts receivable):

	December 31,	September 30,
	2014	2015
	(in thousands of U.S. dollars)
Business partner:
Yahoo!	21%	21%
Google	5%	3%

Note 13. Ordinary shares

Ordinary shares

The Company’s authorized, issued and outstanding ordinary shares consist of the following:

	December 31, 2014
	Shares authorized	Shares issued	Shares outstanding	Par value
Ordinary shares	120,000,000	54,763,151	51,641,505	$727
Total	120,000,000	54,763,151	51,641,505	$727

	September 30, 2015
	Shares authorized	Shares issued	Shares outstanding	Par value
Ordinary shares	120,000,000	54,763,151	52,339,708	$727
Total	120,000,000	54,763,151	52,339,708	$727

Treasury shares

During the three and nine months ended September 30, 2015, the Company did not re-purchase any ordinary shares.

As at September 30, 2015 there were 2,423,443 shares held in treasury at a carrying value of $47,261.

Redeemable noncontrolling interest

On October 15, 2014, the Company acquired 99.899% ownership interest in WaveMarket, Inc., doing business as Locations Labs. The holders of Class B shares of Location Labs owned the remaining 0.101% interest. The Class B shares contain redemption features whereby interests held are redeemable at the option of the holder and is not solely within our control. The redemption is deemed probable but the Class B shares are not currently redeemable and therefore the Company is charging accretion changes to adjust the redeemable noncontrolling interest each reporting period to its estimated redemption value after the attribution of net income or loss of the subsidiary. Any adjustment to the redemption value will impact retained earnings.

Changes to redeemable noncontrolling interest during the nine months ended September 30, 2015 were as follows:

Balance as of December 31, 2014	$40,040
Net profit attributable to redeemable noncontrolling interest	24
Redemption value adjustment recorded in retained earnings	1,637

Balance as of September 30, 2015	$41,701

Note 14. Share-based compensation

During the three and nine months ended September 30, 2015, the Company awarded, under the terms and conditions of the Amended and Restated 2013 Option and RSU Plan, 46,000 and 802,500 stock options, respectively, and 26,000 and 518,500 restricted stock units (RSUs), respectively, to members of its staff. The RSUs granted in the three months ended September 30, 2015 included a performance condition which affects vesting. Achievement of the performance conditions was considered in recognizing compensation expense relating to these RSUs.

The following table sets forth the total share-based compensation expense under the Amended and Restated 2013 Option and RSU Plan.

	Three months ended September 30,		Nine months ended September 30,
	2014	2015	2014	2015
Cost of revenue	$25	$49	$39	$108
Research and development	900	798	1,696	1,952
Sales and marketing	808	740	1,315	2,151
General and administrative	2,013	2,510	6,631	6,714

Total	$3,746	$4,097	$9,681	$10,925

Note 15. Income taxes

AVG recorded income tax expense of $3,908 (17.7 percent effective tax rate) and $3,672 (31.7 percent effective tax rate) in the three months ended September 30, 2014 and 2015, respectively and $16,970 (25.4 percent effective tax rate) and $9,464 (25.0 percent effective tax rate) in the nine months ended September 30, 2014 and 2015, respectively.

The effective tax rate decreased slightly in the nine months ended September 30, 2015 compared to the same period last year, primarily due to increased benefits from the Company’s Dutch IP innovation box ruling as a result of lower tax expense add-back from original deferred tax assets step up and decrease in deferred tax rate differential from centralized deferred revenue effected by the IP box regime tax rate.

Note 16. Earnings per share

Basic earnings available to ordinary shareholders per share is computed based on the weighted-average number of ordinary shares outstanding during each period. Diluted earnings available to ordinary shareholders per share is computed based on the weighted-average number of ordinary shares outstanding during each period, plus potential ordinary shares considered outstanding during the period, as long as the inclusion of such shares is not anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of share options (using the treasury shares method).

The following table sets forth the computation of basic and diluted earnings per outstanding ordinary share:

	Three months ended September 30,		Nine months ended September 30,
	2014	2015	2014	2015
Numerator:
Net income	$18,214	$7,895	$49,842	$28,360
Add: net loss attributable to redeemable noncontrolling interest	—	(39)	—	(24)
Redeemable noncontrolling interest	—	(555)	—	(1,637)

Net income available to ordinary shareholders - basic	$18,214	$7,301	$49,842	$26,699

Net income available to ordinary shareholders - diluted	$18,214	$7,301	$49,842	$26,699

Denominator:
Weighted-average ordinary shares outstanding – basic	51,802,221	52,296,314	52,448,593	51,946,521
Potential ordinary shares	394,835	993,586	355,394	860,060

Weighted-average ordinary shares outstanding – diluted	52,197,056	53,289,900	52,803,987	52,806,581

Earnings per ordinary share – basic	$0.35	$0.14	$0.95	$0.51
Earnings per ordinary share – diluted	$0.35	$0.14	$0.94	$0.51

The following securities that could potentially dilute basic earnings per share in the future have been excluded from the above computation of earnings per share as their inclusion would have been anti-dilutive.

	Three months ended September 30,		Nine months ended September 30,
	2014	2015	2014	2015
Performance restricted stock units	100,000	100,000	100,000	100,000
Options to purchase ordinary shares	2,038,123	416,692	1,563,362	650,903

Anti-dilutive shares	2,138,123	516,692	1,663,362	750,903

Note 17. Subsequent events

On October 7, 2015, the Company acquired certain assets of Flayvr Media Ltd. in a transaction designed to consolidate its current presence in the mobile market. The acquisition will be accounted for as a business combination. The total consideration of the purchase agreement consists of two components to be paid in cash: (i) consideration of approximately $3.5 million, and (ii) earn-out payments for an amount up to $2.4 million that is dependent on achievement of certain performance metrics, subsequent to acquisition.